UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                September, 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1. Director/PDMR Shareholding dated 01 September, 2006
2. Director/PDMR Shareholding dated 06 September, 2006
3. Statement Re Joint Venture dated 08 September, 2006
4. Director/PDMR Shareholding dated 08 September, 2006
5. Director/PDMR Shareholding dated 12 September, 2006
6. Director/PDMR Shareholding dated 19 September, 2006
7. Director/PDMR Shareholding dated 26 September, 2006



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: October 2, 2006                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: October 2, 2006                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.

                                                              1 September 2006


                                  Barclays PLC


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


1. Mr M A P Agius, a director of Barclays PLC, notified the Company on 1 September 2006 that on 1 September 2006 he had purchased 15,000 ordinary shares in the Company at a price of 664.50p per share.

    Following this transaction, Mr Agius has a total beneficial interest in 15,000 ordinary shares in Barclays PLC.


2. Mr F F Seegers, a director of Barclays PLC, notified the Company on 1 September 2006 that on 1 September 2006 he had purchased 4,000 ordinary shares in the Company at a price of 666.35p per share.

    Following this transaction, Mr Seegers has a total beneficial interest in 4,000 ordinary shares in Barclays PLC.

6 September 2006


Exhibit 2.

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 5 September 2006 that it had on 29 August 2006 exercised its discretion and released a total of 97,963 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,469,454 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 3.

BARCLAYS BANK PLC AND THOMAS COOK UK LTD TO FORM JOINT VENTURE

Barclays Bank PLC ("Barclays") and Thomas Cook UK Ltd ("Thomas Cook") have today announced that they have signed a Shareholders' Agreement to form a 50/50 joint venture to provide a new Thomas Cook credit card and other financial services products.

The joint venture encompasses Thomas Cook's 600 UK shops serving approximately
3.5 million customers.

Each party has made an initial de minimis capital contribution to the joint venture. The Shareholders' Agreement is conditional on agreement of the terms of a Services Agreement to be entered into between Thomas Cook, Barclays and the joint venture company and on regulatory approvals. This is expected to happen later this year.

The move underlines Barclays strategy to grow its UK lending business with a growing contribution from partnership business and follows previous, similar deals with Sky, Argos and House of Fraser.

                                    - ends -

For further information, please contact:

At Barclays:
Ian Barber
Head of Public Relations, Barclaycard
Tel: +44 (0)1604 251 229

Mark Merson/James S. Johnson
Investor Relations
Tel: +44 (0) 207 116 5752/2927


About Barclays Bank PLC

Barclays Bank PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 118,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays Bank PLC has six major businesses including Barclaycard.

Barclaycard is one of the leading credit card businesses in Europe and has 11.2 million UK customers and 5.3 million international cards in issue.


FORWARD LOOKING STATEMENT

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Exhibit 4.

                                                                8 September 2006

                                  Barclays PLC


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


On 7 September 2006, the Company was notified that options had, on 5 September 2006, been granted under the Barclays Sharesave Scheme (Sharesave), a HM Revenue & Customs approved all-employee share plan, over ordinary shares in the capital of Barclays PLC at an exercise price of 510p per share to the following directors/Persons Discharging Managerial Responsibility (PDMRs):

Director/PDMR         Number of Options     Earliest Maturity Date
Mr G A Hoffman        1,743                 01/11/13
Mr D L Roberts        631                   O1/11/11
Mr L C Dickinson      440                   01/11/09

The trustee of the Barclays Group Sharepurchase Plan, a HM Revenue & Customs approved all-employee share plan, informed the Company on 7 September 2006 that it had on 7 September 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 656.50p per share:

Director/PDMR         Number of Shares
Mr G A Hoffman        34
Mr D L Roberts        34
Mr J S Varley         34
Mr F F Seegers        319
Mr L C Dickinson      14

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 September 2006 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director               Beneficial Holding           Non Beneficial
                                                    Holding

Mr G A Hoffman         317,601                      -
Mr D L Roberts         221,337                      -
Mr J S Varley          374,976                      -
Mr F F Seegers         4,319                        -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,469,454 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 5.
                                                            12 September 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 11 September 2006 that it had on 7 September 2006 exercised its discretion and released a total of 30,039 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,439,415 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 6.
                                                              19 September 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 18 September 2006 that it had on 13 September 2006 exercised its discretion and released a total of 84,108 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,355,307 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 7.
                                                             26 September 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC on 25 September 2006 that it had on 21 September 2006 exercised its discretion and released a total of 22,854 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,332,453 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.